SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                                 Tom Brown, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                          11566020
                                 (CUSIP Number)

                                Annabel M. Jones
                  Assistant General Counsel - Corporate Affairs
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                           (918) 591-1718 (facsimile)

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 15, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No.  11566020




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1)....Name of Reporting  Persons  I.R.S.  Identification  Nos. of Above  Persons
      (entities only)

            Compression, Inc.; 73-1424038

2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b) X

3)....SEC Use Only

4)....Source of Funds (See Instructions) -  not applicable

5)....Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items
      2(d) or 2(e)

6)....Citizenship or Place or Organization - Oklahoma

7)....Number of Shares  Beneficially  Owned by Each  Reporting  Person with Sole
      Voting Power -    3,247,100

8)....Number of Shares  Beneficially  Owned by Each Reporting Person with Shared
      Voting Power - -0-

9)....Number of Shares  Beneficially  Owned by Each  Reporting  Person with Sole
      Dispositive Power - 3,247,100

10)...Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - -0-

11)   Aggregate Amount Beneficially Owned by Each Reporting Person - 3,247,100

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)   Percent of Class Represented by Amount in Row (11)- 9.24%

14)   Type of Reporting Person (See Instructions) CO



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                     Amendment to Statement on Schedule 13D

      This Amendment No. 5 to Statement on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D dated September 10, 1998, as amended on October 1, October 6, October 9 and October 15, 1998 (the "Statement") of Compression, Inc., an Oklahoma corporation ("Compression") and a wholly-owned subsidiary of Samson Investment Company ("Samson"), with respect to shares of the common stock, par value of $.10 per share (the "Common Stock") of Tom Brown, Inc., a Delaware corporation ("Issuer"). Capitalized terms used but not defined herein are defined in the Statement and are used herein with the same meanings ascribed thereto in the Statement.


Item 5.     Interest in Securities of the Issuer

(a)   See Line 11 on cover page of this Form 13D.

(b)   See Lines 7 through 10 on cover page of this Form 13D.

(c) No additional purchases of stock in Issuer have been made by Compression. Issuer, however, has issued additional shares of stock to third parties, thereby reducing Compression's percentage of ownership in Issuer. The percentage of ownership disclosed below is based on 35,149,489 outstanding shares, the number of outstanding shares in Issuer as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and filed with the SEC on November 15, 1999.

                                                         Total
                                                         Shares          %
No. of Shares        Price Per Share         Date        Owned         Owned

      n/a                   n/a              n/a        3,247,000        9.24%


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)   Not applicable.


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Item 7.     Material to Be Filed as Exhibits

            None

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 19, 1999

Signature  /s/    Dennis R. Neill
                  ----------------

Name/Title: Dennis R. Neill
                  President
                  Compression, Inc.


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